UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1/A
                                 Amendment No.3

                 Information Statement Pursuant to Section 14(f)
                     of The Securities Exchange Act of 1934

                  Notice of Change in the Majority of Directors

                               September 24, 2004

                               Dendo Global Corp.
             (Exact name of registrant as specified in its charter)

                                     Nevada
                 (State or other jurisdiction of incorporation)

                                    000-27867
                            (Commission File Number)

                                   87-0533626
                        (IRS Employer Identification No.)

          3311 N. Kennicott Ave., Suite A, Arlington Heights, IL 60004
              (Address of principal executive offices and Zip Code)

       Registrant's telephone number, including area code (847) 870-2601

                     SCHEDULE 14f-1 - INFORMATION STATEMENT

INTRODUCTION

This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

On August 19, 2004, James E. Solomon ("Solomon"), C. Pete Ashi and George Loera were appointed as directors of the Company. The appointments of James E. Solomon, C. Pete Ashi and George Loera were made in connection with the Intellectual Property License Agreement (the "Agreement") between the Company and Technology Alternatives, Inc., an Illinois corporation ("Technology Alternatives, Inc.").

VOTING SECURITIES

The authorized capital stock of our company consists of 50,000,000 shares of common stock, par value $.001, of which 12,000,000 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $.001, 500,000 of which are issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 2, 2004, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

--------------------------------------------------------------------------------
Name and Address of Beneficial Owner           Amount and Nature of  Percentage
                                               Beneficial Ownership  of Class(1)
--------------------------------------------------------------------------------
James E. Solomon, President and CEO, Director
3311 N. Kennicott Ave., Suite A,                     8,544,000          71.%(2)
Arlington Heights, IL 60004
--------------------------------------------------------------------------------
Technology Alternatives, Inc.
3311 N. Kennicott Ave., Suite A                      4,000,000           33%
Arlington Heights, IL 60004
--------------------------------------------------------------------------------
C. Pete Ashi, Director
3311 N. Kennicott Ave., Suite A,                        75,000         .006%
Arlington Heights, IL 60004
--------------------------------------------------------------------------------
Diane Marie Loera
3311 N. Kennicott Ave., Suite A,                       600,000(3)         5%
Arlington Heights, IL 60004
--------------------------------------------------------------------------------
Directors and Executive Officers as a Group          8,619,000(4)        72%
--------------------------------------------------------------------------------

(1) Does not include the 500,000 shares if Series A Preferred stock currently issued and outstanding which may be converted into 1,000,000 shares of common stock, in the aggregate, subject to certain adjustments. None of the shares of Series A Preferred stock are held by the above shareholders.

(2) Solomon is the President, Chief Executive Officer and majority shareholder of Technology Alternatives, Inc. and, as such, has the power to vote the shares of common stock beneficially owned by Technology Alternatives, Inc. Accordingly, in certain circumstances, Solomon, voting shares beneficially owned by him, along with voting the shares beneficially owned by Technology Alternatives, Inc., has the power to vote approximately seventy one percent (71%) of the shares of the Company.

(3) Family member of George Loera, a member of the board of directors of the Company.

(4) Based on 12,000,000 shares of common stock issued and outstanding as of September 2, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

CHANGE IN CONTROL

In connection with the Agreement, Lindsay Hedin's ownership of the common stock of the Company was decreased from fifty one percent (51%) of the total issued and outstanding common stock such that he no longer owns a majority of the shares of the Company.

In connection with the Agreement, Solomon was issued approximately thirty eight percent (38%) of the issued and outstanding common stock of the Company. In connection with the Agreement, Technology Alternatives, Inc. was issued approximately thirty three percent (33%) of the issued and outstanding stock of the Company. Solomon is the President, Chief Executive Officer and majority shareholder of Technology Alternatives, Inc. and, as such, has the power to vote the shares of common stock beneficially owned by Technology Alternatives, Inc. Subsequent to the sale of the 500,000 shares of the Company's Series A Preferred stock in connection with the private placement of certain securities of the Company (the "Initial Series A Preferred"), and the issuance of the shares of common stock of the Company pursuant to the Agreement, Solomon controls approximately thirty five percent (35%) of the voting power of the Company and Technology Alternatives, Inc. controls approximately thirty one percent (31%) of the voting power of the Company. Accordingly, in certain circumstances Solomon, voting shares beneficially owned by him, along with voting the shares beneficially owned by Technology Alternatives, Inc., has the power to vote approximately sixty six percent (66%) of the shares of the Company.

LEGAL PROCEEDINGS

On or around August 26, 2004, Paul Masanek, a forty five percent (45%) shareholder of Technology Alternatives, Inc., and Services By Designwise, Ltd., an Illinois corporation owned by Masanek ("SBD") (SBD and Paul Masanek, collectively "Masanek"), filed a lawsuit in the Circuit Court of Cook County, Illinois, County Department, Chancery Division, Case No. 04 CH 14001, against James E. Solomon, personally and as the President and CEO of Technology Alternatives, Inc., and Technology Alternatives, Inc., an Illinois corporation (the "Lawsuit"). The Lawsuit is comprised of (i) a Verified Complaint for Declaratory, Injunctive and Other Relief (the "Complaint"), (ii) a Motion for Temporary Restraining Order (the "Restraining Order"), and (iii) a Motion for Preliminary Injunction (the "Injunction"). The Lawsuit alleges Solomon and Technology Alternatives, Inc., among other things, engaged in ultra vires acts, breached their fiduciary duty and were oppressive of Masanek in connection with certain contemplated financings (the "Financing") and potential transaction involving Technology Alternatives, Inc. (the "Transaction") and in the removal of Masanek as an executive officer and member of the board of Technology Alternatives, Inc. The Complaint also claims that Masanek owns forty nine percent (49%) of Technology Alternatives, Inc., not forty five percent (45%).

Masanek seeks, among other things, a declaratory judgment that Masanek's removal from the board of Technology Alternatives, Inc. is invalid and that certain actions taken by Solomon and Technology Alternatives, Inc. in connection with the Financing and the Transaction are invalid. Masanek seeks injunctive relief reinstating his position on the board and preventing the approval or implementation of the Financing between Technology Alternatives, Inc. and Sunrise Securities Corp., and the Transaction and ordering Technology Alternatives, Inc. and Solomon to consider other financing and business combination alternatives. Masanek seeks to have Solomon removed as a director and claims Solomon breached an alleged "Directors Agreement" pursuant to which the parties allegedly agreed that the board of Technology Alternatives, Inc. would be comprised of two (2) persons, Solomon and Masanek. Masanek also alleges that Solomon and Technology Alternatives, Inc. tortiously interfered with SBD's relationship with its employees, that Technology Alternatives, Inc. owes Masanek approximately $700,000 for services rendered and that Technology Alternatives, Inc. owes Masanek approximately $400,000 in connection with a loan.

The lawsuit has been amended to include the Company as a defendent as disclosed in the Form 8-K filed by the Company with the Commission on September 24, 2004 and incorporated herein.

The Company, Solomon and Technology Alternatives, Inc. believe the lawsuit is without merit and intend to dispute its claims vigorously.

With the exception of the Lawsuit above, we are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to our directors and executive officers on September 2, 2004. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

-----------------------------------------------------------------------------------------------------------------
Name                    Position Held                                Age          Date First Elected or Appointed
                        with the Company
-----------------------------------------------------------------------------------------------------------------
James E. Solomon        Chairman of the Board of Directors,           56                August 19, 2004
                        President, Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------
George Loera            Director                                      53                August 19, 2004
-----------------------------------------------------------------------------------------------------------------
C. Pete Ashi            Director                                      44                August 19,2004
-----------------------------------------------------------------------------------------------------------------
Irwin Williamson        Chief Financial Officer                       53                August 19, 2004
-----------------------------------------------------------------------------------------------------------------
David M. Otto           Secretary                                     45                August 19, 2004
-----------------------------------------------------------------------------------------------------------------

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

James E. Solomon

Jim Solomon is the CEO/President of the Company and Technology Alternatives, Inc. of Schaumburg, Illinois. The Company intends to pursue the same business operations as Technology Alternatives, Inc. Technology Alternatives, Inc. produces a secure wireless communications toolset to be used by emergency first responders for interagency interoperability, communication and collaboration. The convergence of video, voice, and data requires larger transmissions bandwidth than current radio systems could provide. In addition, public safety officials require redundant networks to ensure communication capability in the event the primary system is damaged or destroyed. Technology Alternatives, Inc.'s toolset provides multi-network capable communications for the Police, EMS and other Homeland Security Agencies. There are 360 agencies under DHS - of which 17,000 US police departments are but one grouping.

The 17,000 police departments in the United States are just one component of Technology Alternatives, Inc.'s potential public sector customer base. Other public entities include nationwide; fire and EMS departments, municipal public works entities, and the 360 agencies (CIA, FEMA, ATF, Customs, Coast Guard, etc.) that fall under the jurisdiction of the Department of Homeland Security.

Private companies (hospitals, banks, casinos, retail establishments, etc.) comprise an additional customer segment. Technology Alternatives, Inc. targets local, state, and federal public safety and service agencies that are interested in pooling their communications resources into a single, shared standards-based infrastructure that will support public-safety first responders.

A self-funded closely held company, Technology Alternatives, Inc. began building its current solution, an in-car camera system, used in over 600 law enforcement agencies, with over 2600 vehicles. This has evolved into a secure integrated image, voice and data wireless delivery solution. Currently, Technology
Alternatives, Inc. has a patented, multi-network, secure first responder communication solution that has enabled them to partner with IBM, Cisco, Symbol, SAIC, Panasonic and others on several opportunities

Mr. Solomon's career has been that of the technology entrepreneur and he has been active in the technology industry for the past 32 years. Mr. Solomon's experience includes work as a developer, engineer, and creator of businesses in the PC, CD-ROM, Relational Database, Telecommunications and Wireless industries.

After many years of participation in the AeA (American Electronics Association), Mr. Solomon became the chairman for the Midwest Council, member of the national board of directors, International and Technology committees. Through the AeA, he has become an advisor on wireless technologies to World Business Chicago, Chicago Software Association - Wireless Roundtable, Chicagoland Chamber of Commerce, Metropolitan Planning Commission, Chicagoland Workforce Boards, the Mayor's Council of Technology Advisors (Chicago) and currently is a Member of the Governor's Broadband Task Force (Illinois).

Mr. Solomon has successfully raised over $15M through venture funds in multiple rounds for several of his companies. He developed relationships with every major telecommunications carrier and several minor carriers in the U.S., Canada, Ecuador, Colombia, Peru, Australia, New Zealand, and China markets. Mr. Solomon developed partner relationships with NCR, Diebold, Fujitsu, and created strategic relationships with Chase, Citicorp, First Union, Nations, Bank of America and Wells-Fargo Banks.

Mr. Solomon's companies developed the technology for the electronic image capture, store and forward of "mug shots" for law enforcement for the Chicago police department. Other clients have included AT&T, Hyatt Hotels, Wal-Mart, Kmart, J.C. Penney's, and Sears for development of mission critical on-line transaction processing applications. Mr. Solomon's company was one of the first licensees of CD-ROM technology in the U.S. and developed strong international relationships in the Netherlands and Japan. As a result he became one of the industry leaders in tools for image digitization, storage, retrieval and transmission for the insurance, banking and intelligence markets.

Mr. Solomon has held a series of positions with ever increasing responsibilities for both domestic and international companies including GOOItech, Sayers Advanced Systems, Informix, MicroTRENDS, Digital Research, Wang Laboratories and Tandem Computer. These organizations gave him the opportunity to develop relationship and management skills with customers in the Telecommunications, Insurance, Financial, Banking, Distribution and Pharmaceutical industries.

Mr. Solomon's educational background includes the University of Missouri at Columbia, Civil Engineering, University of Missouri at Kansas City, Business Administration, and the Stanford University Executive MBA Program. In addition to Mr. Solomon's AeA duties his professional memberships have included the Chief Information Officer Organization, Strategic Account Management Association
(SAMA), Wireless Data Forum, Cellular Telephone Industry Association (CTIA), American Banking Association, Banking Industry Association, and the International Association of Home Financing.

George Loera

For the past 18 years Mr. George Loera has been the owner and President of Chicago United Industries. Ltd., a multi-million dollar distribution and supply company located in Chicago, Illinois. Mr. Loera is active in local civic and business affairs, being Co-Founder and Past President of the Mexican-American Chamber of Commerce of Illinois from 1992 to 1995. Mr. Loera also served as Chairman of the Board. Mr. Loera is also the Founder and Co-Chair of Paths to Achievement, a mentoring organization for Chicagoland middle school children.

Mr. Loera also previously served as a director for 6 years and as Vice President for the Hispanic American Construction Industry Association, an association focusing on promoting opportunities for Hispanic construction, engineering and supply companies. He has been a member of the Hispanic American Construction Industry Association for the past 18 years.

Mr.  Loera was the Co-Chair of the Latino  Coalition  in Defense of  Affirmative
Action from 1987 to 1989. Mr. Loera is currently a Director for the Latino Technology Association, an association focusing on promoting opportunities for Latino technology businesses.

Mr. Loera earned his BBA in Organizational Management from the University of Iowa in 1977, and was enrolled in the Electrical Engineering Curriculum at the University of Illinois, Champaign, Illinois from 1969 to 1970. Mr. Loera also served as a Sergeant in the United States Marine Corps, 1st Force Reconnaissance Company, Fleet Marine Force, Pacific from 1971 to 1973.

C. Pete Ashi

Mr. C. Pete Ashi has over 22 years of Information Systems industry experience. Over the past Five years, Mr. Ashi has served as the Vice President of National Operations for TM Floyd & Company, a $55M Information Technology consulting firm with major clients in the Health Insurance and Property & Casualty industries. His career has evolved from computer programming and support, to recruiting, sales and marketing, and management.

Mr. Ashi formed Ashi & Associates, a Dallas based search firm, in 1984 and served as President from 1984 to 1987. Mr. Ashi relocated to Chicago in 1988 to lead a start-up branch for IMI Systems, Inc., an Information Technology consulting firm. Mr. Ashi worked for IMI Systems, Inc. from 1987 to 1989.

In March, 1989 Mr. Ashi was recruited to Keane, Inc, a billion dollar publicly traded Information Technology consulting firm, to develop a sales territory. Mr. Ashi worked for Keane, Inc. until 1993. Following his work with Keane, Inc., Mr. Ashi joined TM Floyd & Company in 1993 as Director of Business Development and was subsequently promoted to Vice President of Operations in 1994, followed by a promotion to Vice President of National Operations in 1999.

Mr. Ashi is also the co-founder of the Friends of Drummond, a charitable organization chartered with promoting education in his community, and sits on the board of Ant Systems, Inc. Aside from his responsibilities to TM Floyd & Company, he is the Chairman of the Illinois Century Network Policy Committee.

Mr. Ashi attended the University of Pennsylvania from 1978 to 1980 and graduated from the University of Pittsburgh's School of Computer Technology with a BS in 1981.

Mr. Ashi resides in Chicago with his wife Sandra and daughter Isabella.

Irwin A. Williamson

Prior to joining the Company, Mr. Williamson served as Chief Financial Officer of Technology Alternatives, Inc and Recognition Source, LLC, a producer of wireless access control devices. From 1996 to 2002, Mr. Williamson served as Chief Financial Officer and Vice President of Globe Building Materials, Inc., a manufacturer of residential roofing materials. From 1988 to 1996, Mr. Williamson served as the Chief Financial Officer of International Imaging Electronics, a manufacturer of medical imaging devices. From 1984 to 1988 Mr. Williamson served as Corporate Controller to the Seatt Corporation, a manufacturer of consumer electronics. From 1981 to 1984 Mr. Williamson was a senior financial planning analyst with ARCO Metals, a division of Atlantic Richfield Company. From 1978 to 1981 Mr. Williamson held various operations and financial management positions with the Essex Group, a division of United Technologies. Mr. Williamson holds a degree in accounting from Indiana University.

Mr. Williamson resides in Aurora, Illinois with his wife Julia and daughter Jaimie.

David M. Otto

David M. Otto is a Seattle-based attorney and President of The Otto Law Group. David Otto serves as secretary to the Company and is corporate securities and General counsel to both the Company and Technology Alternatives, Inc. Mr. Otto's practice focuses on corporate finance, securities, mergers and acquisitions and corporate law and governance. Mr. Otto began his law practice on Wall Street in New York City in 1987, where he concentrated on significant corporate leveraged buyout and takeover transactions and equity and debt offerings for investment banks, venture capital firms and Fortune 1000 companies. In 1991, Mr. Otto moved to Seattle in order to dedicate his extensive experience in corporate law and finance, mergers and acquisitions, corporate governance, public and private securities offerings and venture capital financing to entrepreneurs, technology innovators, start-up, emerging growth and middle-market businesses. In July of 1999, Mr. Otto founded his own firm, The Otto Law Group, PLLC, in Seattle, Washington, to better serve technology-based start-up, emerging growth and middle-market companies with respect to corporate finance, securities, strategic development, corporate governance, mergers, acquisitions and venture capital and private equity matters. Recent transactions completed by The Otto Law Group include an initial public offering for a digital technology company, acquisition and financing of an education services and products public company, private financing for the national expansion of a window coverings manufacturer, '34 Act compliance work for several technology and service businesses, a share exchange and proxy for a publicly held company, rendering opinions regarding various cross-border financings and acquisitions and private placements for electronic component, digital music, e-commerce and wireless broadband companies.

Mr. Otto has authored "Venture Capital Financing" and "Taking Your Company Public" and lectured to businessmen, accountants, lawyers, and graduate students at the University of Washington Business School on venture capital financing and going public. He is currently a member of the Board of Directors of Dtomi, Inc., Uniphyd Corporation, SinoFresh Healthcare, Inc., Excalibur USA Custom Window Fashions, Inc. and Saratoga Capital Partners, Inc. He is also a member of the American Bar Association Committee on the Federal Regulation of Securities, Subcommittee on the 1933 Act and Chairman of the Legislation Subcommittee of the ABA's Venture Capital and Private Equity Committee. Mr. Otto is admitted to practice law in New York and Washington.

Mr. Otto graduated from Harvard University in 1981 with his A.B. in Government and Fordham University School of Law in 1987 where he earned his Juris Doctorate and served as a Commentary Editor on the Fordham International Law Journal.

Family Relationships

There are no family relationships among our current or proposed directors or officers.

None of our officers or directors nor any of the directors or officers have been involved in the past five years in any of the following: (1) bankruptcy proceedings; (2) subject to criminal proceedings or convicted of a criminal act;
(3) subject to any order, judgment or decree entered by any court limiting in any way his or her involvement in any type of business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

Board and Committee Meetings

The Board of Directors of the Company held no formal meetings during the year ended December 31, 2003. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended December 31, 2003, we had no committees of the Board of Directors. We currently do not have an audit, nominating or compensation committee or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. The Company intends to create an audit and compensation committee in the near future. In addition, the Company has determined to create a nominating committee, a policy regarding consideration of director candidates recommended by security holders and a process for security holders to send communications to the board of directors within the next 45 days.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Mr. Solomon and the Company entered into an Employment Agreement on or around August 24, 2004. Per the terms of the Employment Agreement, Mr. Solomon is to be employed by the Company as the Chief Executive Officer for an initial period of three (3) years, which period shall be automatically renewed until terminated by the Company. Solomon's annual salary is One Hundred and Seventy Five Thousand Dollars ($175,000). Solomon is eligible to receive an annual cash bonus of up to Two Hundred Fifty Thousand Dollars ($250,000) in connection with the gross revenues of the Company and has been granted options to purchase up to one million (1,000,000) shares of the common stock of the Company, subject to vesting.

The Company has issued 600,000 shares of common stock to Ms. Diana Loera, a family member of George Loera and 125,000 shares of common stock to Christopher Solomon, a family member of James E. Solomon SECTION 16(a)

BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such persons.

Based solely on our review of forms furnished to us and representations from reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders have been complied with.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Remuneration of Directors and Executive Officers

During the last fiscal year, the Company's sole officer and director, Lindsay Hedin, did not receive any salary, wage or other compensation. During the current fiscal year the Company intends to compensate James E. Solomon per the terms of his Employment Agreement and will pay Irwin Williamson an annual salary of One Hundred Ten Thousand Dollars ($110,000). It is the intention of the Company to also provide Mr. Williamson with the ability to earn bonuses similar to that of Mr. Solomon. At present, Mr. Williamson does not have an employment agreement and the terms of any bonus are still being discussed.

Stock Options and Stock Appreciation Rights

There were no grants of stock options or stock appreciation rights made during the fiscal year ended December 31, 2003 to our executive officers and directors and there were no stock options or stock appreciation rights outstanding on December 31, 2003.

In the near future, the Company intends to grant options to purchase approximately 5,000,000 shares of the common stock of the Company pursuant to a yet to be adopted Stock Option Plan (the "Options"). The Options will be subject to certain vesting requirements.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

With the exception of the salary in the amount of $175,000 per year to be paid to Solomon in the event his Employment Contract is terminated without cause, we have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Compensation Of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2003.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Employment Contracts

Mr. Solomon and the Company entered into an Employment Agreement on or around August 24, 2004. Per the terms of the Employment Agreement, Mr. Solomon is to be employed by the Company as the Chief Executive Officer for an initial period of three (3) years, which period shall be automatically renewed until terminated by the Company. Solomon's annual salary is One Hundred and Seventy Five Thousand Dollars ($175,000). Solomon is eligible to receive an annual cash bonus of up to Two Hundred Fifty Thousand Dollars ($250,000) in connection with the gross revenues of the Company and has been granted options to purchase up to one million (1,000,000) shares of the common stock of the Company, subject to vesting.


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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       DENDO GLOBAL CORP.


                                       /s/ David M. Otto
                                       ------------------------
                                       Name: David M. Otto
                                       Its: Secretary

                                       Date: September 23, 2004.

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